UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 06011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Eckard Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28615 IH-10 West
(No. and Street)

Boerne (City) Texas (State) 78006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., LLP
(Name - *if individual, state last, first, middle name*)

100 NE Loop 410, Suite 1100 (Address) San Antonio (City) TX (State) 78216 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VL

OATH OR AFFIRMATION

I, Troy Eckard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eckard Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

JANET L. COSTANZA
Notary Public
State of Texas
Commission Expires
08 - 02 - 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eckard Investment Services, Inc.

Table of Contents

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

To the Board of Directors
Eckard Investment Services, Inc.
Boerne, Texas

We have audited the accompanying statement of financial condition of Eckard Investment Services, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eckard Investment Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic

financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 5, 2009

Eckard Investment Services, Inc.

Statement of Financial Condition

December 31, 2008

Assets

Current Assets	
Cash	$ 206,771
Commissions receivable	12,142
Total current assets	218,913
Property and Equipment – at cost	155,961
Less accumulated depreciation	150,651
Net property and equipment	5,310
	$ 224,223

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 23,063
Commissions payable	19,675
Federal income taxes payable	4,334
State income taxes payable	5,932
Total liabilities	53,004
Stockholder's Equity	
Common stock – $1 par value; 2,000 shares authorized; 550 shares issued and outstanding	550
Additional paid-in capital	170,669
Total stockholder's equity	171,219
	$ 224,223

Notes to financial statements form an integral part of this statement.

Eckard Investment Services, Inc.

Statement of Income

Years Ended December 31, 2008

Revenues and income:	
Concession income	$ 981,956
Interest	303
Other income	7,271
Total revenues and income	989,530
Expenses:	
Employee compensation and benefits	888,948
Communications	11,848
Occupancy and equipment costs	8,504
Promotional costs	2,706
Regulatory fees and expense	12,739
Other expenses	40,457
Total expenses	965,202
Income before income taxes	24,328
Provision for federal income taxes	2,759
Provision for state income taxes	5,932
Net income	$ 15,637

Notes to financial statements form an integral part of this statement.

Eckard Investment Services, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 550	$ 287,421	$ (7,389)	$ 280,582
Dividends/distributions paid	-	(116,752)	(8,248)	(125,000)
Net earnings – year ended December 31, 2008	-	-	15,637	15,637
Balance at December 31, 2008	$ 550	$ 170,669	$ -	$ 171,219

Notes to financial statements form an integral part of this statement.

Eckard Investment Services, Inc.

Statements of Cash Flows

Year Ended December 31, 2008

Increase (Decrease) in Cash

Cash Flows From Operating Activities	
Net income	$ 15,637
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Net change in:	
Commissions receivable	2,577
Other assets	1,794
Accounts payable and accrued expenses	7,789
Commissions payable	13,175
Federal income taxes payable	1,164
State income taxes payable	4,932
Net cash provided by operating activities	47,068
Cash Flows From Investing Activities – purchase of capital assets	(1,604)
Net cash used in investing activities	(1,604)
Cash Flows From Financing Activities – payment of dividends/distributions	(125,000)
Net cash used in financing activities	(125,000)
Net decrease in cash	(79,536)
Cash at beginning of year	286,307
Cash at end of year	$ 206,771
Supplemental Cash Flows Information	
Cash paid for income taxes	$ 2,595

Notes to financial statements form an integral part of this statement.

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Eckard Investment Services, Inc. (the "Company") conform to accounting principles generally accepted in the United States of America. Following is a summary of the Company's more significant accounting and reporting policies.

Nature of Operations

The Company is a direct participation broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). Substantially all the Company's concession income of $981,956 is generated through the sale of oil and gas development programs or from reimbursement of expenses for American Energy Partners, Inc., (the "Affiliate"). The Company's customers are located throughout the United States.

Cash balances are maintained by the Company at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are nondeductible for tax reporting purposes.

1. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is provided for using an accelerated method over a period of five to seven years.

Commissions

Commissions and related transaction charges are recorded on a trade-date basis as securities transactions occur.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $160,000 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.00 for 2008. The Securities and Exchange Commission permits a ratio of no greater than 15.00 to 1.00.

3. Possession or Control Requirements

The Company does not hold cash or securities in connection with these transactions. The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph K(2)(ii) of that rule.

4. Related Party Transactions and Economic Dependency

The Company and its Affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under a services agreement effective January 1, 2004, the Affiliate provides the Company with personal property, support staff, and office space. The Affiliate incurs general and administrative expenses on behalf of the Company. For providing these services, the Affiliate is entitled to receive compensation from the Company on a monthly basis upon presentation of a

4. Related Party Transactions and Economic Dependency (continued)

monthly invoice, which includes a breakdown of expenses being billed. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 30 days prior to the expiration of an annual term. The Company did not reimburse the Affiliate, nor did the Affiliate seek a reimbursement for any services provided under this agreement.

The Company also has an agreement with the Affiliate in which the Company receives reimbursements for certain out of pocket costs. The Company received reimbursements of $133,500 during the year ended December 31, 2008.

The Company is economically dependent on its Affiliate.

5. Income Taxes

Income tax expense (benefit) for the year ended December 31, 2008 differs from the amount which would be provided by applying the statutory federal income tax rates because of the following:

Income tax at statutory rate	$ 8,271
State income taxes	(5,932)
Effect of graduated tax bracket	420
	$ 2,759

6. Retirement Plans

The Company has a defined contribution retirement plan covering substantially all employees. The Company contributes amounts as determined by the Board of Directors. During the year ended December 31, 2008, the Company made contributions of $31,186 to the plan.

Supplementary Information

Eckard Investment Services, Inc.

Schedule of Computation of Net Capital

December 31, 2008

Schedule I – Computation of Net Capital

Total stockholder's equity	$ 171,219
Deductions:	
Nonallowable assets:	
Property and equipment	5,310
Net capital before haircuts on securities	165,909
Haircuts on securities	-
Net capital	$ 165,909

Schedule II – Computation of Aggregate Indebtedness

Accounts payable and accrured expenses	$ 23,063
Commissions payable	19,675
Federal income taxes payable	4,334
State income taxes payable	5,932
Total aggregate indebtedness	$ 53,004
Percentage of aggregate indebtedness to net capital	31.95%

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 3,533
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts	$ 5,000
Net capital in excess of required minimum	$ 160,909

Schedule IV – Reconciliation With the Company's Computation
(Included in Part II-A of Form X-17A-5 as of December 31, 2008)

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

See independent auditors' report.

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
Eckard Investment Services, Inc.
Boerne, Texas

In planning and performing our audit of the financial statements of Eckard Investment Services, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons.
- Recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the entity's internal control. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 5, 2009

Eckard Investment Services, Inc.

Financial Statements
and Supplementary Information

December 31, 2008